# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anterix Inc., CIK 0001304492
CUSIP: 03676C100
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3 Garret Mountain Plaza, Suite 401, Woodland Park, New Jersey (NJ), 07424
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001013762-24-002223
Filed by CIK 0001796409
Persons authorized to receive notices and communications: William Heard, c/o Heard Capital LLC, 1 N. Wacker Drive, Suite 3650, Chicago, Illinois (IL), 60606, (312) 786-5216

## Reporting persons
- Heard Capital LLC (CIK 0001796409): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,741,989; sole dispositive power 0; shared dispositive power 1,741,989; aggregate amount beneficially owned 1,741,989 (9.4% of the class)
- Heard Investment Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,741,989; sole dispositive power 0; shared dispositive power 1,741,989; aggregate amount beneficially owned 1,741,989 (9.4% of the class)
- William E. Heard Declaration of Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC); sole voting power 0; shared voting power 1,741,989; sole dispositive power 0; shared dispositive power 1,741,989; aggregate amount beneficially owned 1,741,989 (9.4% of the class)
- William Heard (CIK 0002035875): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,741,989; sole dispositive power 0; shared dispositive power 1,741,989; aggregate amount beneficially owned 1,741,989 (9.4% of the class); the aggregate amount excludes certain shares
  Comment: Box 12 - Does not include 1,887 shares of Anterix Inc.'s common stock, par value $0.0001 par value per share, underlying unvested restricted stock awards that do not vest within sixty days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Anterix Inc.
Address of issuer's principal executive offices: 3 Garret Mountain Plaza, Suite 401, Woodland Park, New Jersey (NJ), 07424

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The shares of common stock, $0.0001 par value per share (the "Shares"), of Anterix Inc. (the "Issuer") beneficially owned by the Reporting Persons and held by the Long Only Fund and the SMAs were purchased with working capital in open market purchases. The aggregate purchase price of the 1,741,989 Shares beneficially owned by the Reporting Persons is approximately $72,941,189.69, including brokerage commissions.

Mr. Heard is the direct owner of 1,887 Shares underlying unvested restricted stock awards ("RSAs") in consideration for his services on the Board.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 28, 2025, Mr. Heard elected to begin receiving stock compensation under the Issuer's non-employee director compensation program.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The Reporting Persons beneficially own 1,741,989 Shares, approximately 9.4%, calculated based upon 18,586,786 Shares outstanding as of February 7, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2025. As of the date hereof, 1,106,251 Shares were held in Long Only Fund and 653,738 Shares were held in the SMAs.

Heard Capital, as the investment manager of Long Only Fund and the SMAs, beneficially owns these 1,741,989 Shares. Securities of the Issuer may be deposited or otherwise held in Long Only Fund or the SMAs; however, pursuant to the investment management agreements between (i) Heard Capital and Long Only Fund and (ii) Heard Capital and the SMAs, neither Long Only Fund nor the SMAs have any voting, disposition or investment power over the securities of the Issuer, as all such voting, disposition and investment power over of such securities is held by Heard Capital.

Heard Investment Manager, as the sole member with a vested interest in Heard Capital, may be deemed the beneficial owner of the 1,741,989 Shares beneficially owned by Heard Capital.

The Trust, as the sole member of Heard Investment Manager, which is the sole member with a vested interest in Heard Capital, may be deemed the beneficial owner of the 1,741,989 Shares beneficially owned by Heard Capital.

Mr. Heard, as the sole trustee of the Trust, which is the sole member of Heard Investment Manager, which is the sole member with a vested interest in Heard Capital, may be deemed the beneficial owner of the 1,741,989 shares beneficially owned by Heard Capital. Mr. Heard is the only individual that possesses voting power and investment power over the 1,741,989 Shares beneficially owned by Heard Capital.*

*Heard Capital has an internal policy that would allow certain personnel of Heard Capital to perform trades necessary to wind down Heard Capital in the event that Mr. Heard died or otherwise became incapacitated in certain circumstances.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

Heard Capital has shared voting and dispositive power over 1,741,989 Shares. Heard Capital does not have sole voting or dispositive power over any Shares.

Heard Investment Manager has shared voting and dispositive power over 1,741,989 Shares. Heard Investment Manager does not have sole voting or dispositive power over any Shares.

The Trust has shared voting and dispositive power over 1,741,989 Shares.

Mr. Heard has shared voting and dispositive power over 1,741,989 Shares. Mr. Heard does not have sole voting or dispositive power over any Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Each of Heard Investment Manager and the Trust has not entered into any transactions during the past sixty days. The transactions in the Shares on behalf of Heard Capital through Long Only Fund and the SMAs during the past sixty days are set forth in Exhibit 99.A and are incorporated herein by reference.

On February 28, 2025, Mr. Heard received a grant of 1,887 RSAs as compensation for his services as a non-employee director on the Board. The RSAs vest in full on the earlier of (i) August 6, 2025 or (ii) the Issuer's next annual stockholder meeting. The terms and conditions of the RSAs are set forth in a Restricted Stock Award Agreement and are consistent in every way with the equity awards granted to the Issuer's other non-executive directors as described in the Issuer's proxy statement for the 2024 annual meeting of stockholders.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 28, 2025, Mr. Heard elected to begin receiving stock compensation under the Issuer's non-employee director compensation program. On that same day, Mr. Heard received a grant of 1,887 RSAs as compensation for his services as a non-employee director on the Board. The RSAs vest in full on the earlier of (i) August 6, 2025 or (ii) the Issuer's next annual stockholder meeting. The terms and conditions of the RSAs are set forth in a Restricted Stock Award Agreement and are consistent in every way with the equity awards granted to the Issuer's other non-executive directors as described in the Issuer's proxy statement for the 2024 annual meeting of stockholders.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.A - Transactions in Issuer Securities During the Past Sixty Days

## Signatures
- Heard Capital LLC: /s/ William Heard, William Heard, Chief Executive Officer and Chief Investment Officer (03/05/2025)
- Heard Investment Manager LLC: /s/ William Heard, William Heard, Chief Executive Officer (03/05/2025)
- William E. Heard Declaration of Trust: /s/ William Heard, William Heard, Sole Trustee (03/05/2025)
- William Heard: /s/ William Heard, William Heard (03/05/2025)